UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 26, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐

Explanatory Note
UBS produces regular quarterly reports, which are filed with the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. Certain of this additional disclosure was included with UBS’s second quarter 2011 report submitted to the SEC on Form 6-K on 26 July 2011, and the balance of such disclosure follows herein. This information should be read in conjunction with UBS’s annual report on Form 20-F for the year ended 31 December 2010, filed with the SEC on 15 March 2011, as well as UBS’s first quarter 2011 report and second quarter report 2011 submitted to the SEC on Form 6-K on 26 April 2011 and 26 July 2011, respectively.

Supplemental Guarantor Consolidating Income Statement

CHF million

	UBS AG		UBS Americas		Consolidating
For the six months ended 30 June 2011	Parent Bank	[1]	Inc.	Subsidiaries	Entries	UBS Group

Operating income
Interest income	8,074		1,541	1,437	(1,595)	9,457
Interest expense	(6,065)		(608)	(1,158)	1,595	(6,236)

Net interest income	2,009		933	280	0	3,221
Credit loss (expense) / recovery	6		16	(3)	0	19

Net interest income after credit loss expense	2,015		949	276	0	3,240

Net fee and commission income	3,504		3,026	1,590	0	8,119
Net trading income	3,554		220	153	0	3,928
Income from subsidiaries	498		0	0	(498)	0
Other income	79		352	(203)	0	228

Total operating income	9,650		4,547	1,816	(498)	15,515

Operating expenses
Personnel expenses	4,731		2,732	868	0	8,332
General and administrative expenses	1,184		1,137	575	0	2,896
Depreciation of property and equipment	281		53	19	0	352
Amortization of intangible assets	1		39	6	0	46

Total operating expenses	6,198		3,961	1,468	0	11,626

Operating profit from continuing operations before tax	3,452		585	349	(498)	3,889

Tax expense / (benefit)	631		141	30	0	803

Net profit from continuing operations	2,822		444	319	(498)	3,086

Net profit from discontinued operations	0		0	0	0	0

Net profit	2,822		444	319	(498)	3,087

Net profit attributable to non-controlling interests	0		0	265	0	265

Net profit attributable to UBS shareholders	2,822		444	54	(498)	2,822

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Supplemental Guarantor Consolidating Income Statement

CHF million

	UBS AG	UBS Americas		Consolidating
For the six months ended 30 June 2010	Parent Bank [1]	Inc.	Subsidiaries	Entries	UBS Group

Operating income
Interest income	8,127	1,649	1,381	(1,497)	9,661
Interest expense	(6,542)	(700)	(1,005)	1,497	(6,751)

Net interest income	1,586	950	376	0	2,911
Credit loss (expense) / recovery	(14)	60	22	0	68

Net interest income after credit loss expense	1,572	1,010	398	0	2,979

Net fee and commission income	3,675	3,320	1,742	0	8,738
Net trading income	5,620	(61)	260	0	5,818
Income from subsidiaries	290	0	0	(290)	0
Other income	662	960	(961)	0	660

Total operating income	11,818	5,228	1,438	(290)	18,195

Operating expenses
Personnel expenses	5,026	3,222	918	0	9,166
General and administrative expenses	1,224	1,240	592	0	3,057
Depreciation of property and equipment	323	106	61	0	491
Amortization of intangible assets	2	47	9	0	58

Total operating expenses	6,575	4,615	1,581	0	12,772

Operating profit from continuing operations before tax	5,243	613	(143)	(290)	5,424

Tax expense / (benefit)	1,036	(133)	11	0	914

Net profit / (loss) from continuing operations	4,207	746	(154)	(290)	4,509

Net profit / (loss) from discontinued operations	0	0	2	0	2

Net profit / (loss)	4,207	746	(152)	(290)	4,511

Net profit / (loss) attributable to non-controlling interests	0	0	304	0	304

Net profit / (loss) attributable to UBS shareholders	4,207	746	(456)	(290)	4,207

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Supplemental Guarantor Consolidating Balance Sheet

CHF million

	UBS AG		UBS Americas		Consolidating
As of 30 June, 2011	Parent Bank	[1]	Inc.	Subsidiaries	Entries	UBS Group

Assets
Cash and balances with central banks	11,659		1,351	563	0	13,574
Due from banks	32,482		3,841	62,864	(77,775)	21,412
Cash collateral on securities borrowed	39,434		57,263	8,622	(44,658)	60,661
Reverse repurchase agreements	119,972		58,980	84,728	(107,359)	156,321
Trading portfolio assets	100,418		30,898	31,861	(3,251)	159,926
Trading portfolio assets pledged as collateral	62,785		6,022	1,381	(7,536)	62,652
Positive replacement values	333,311		7,820	96,983	(102,944)	335,169
Cash collateral receivables on derivative instruments	40,244		3,751	23,035	(32,510)	34,520
Financial assets designated at fair value	4,912		4,189	6,819	(7,801)	8,119
Loans	257,649		35,832	11,599	(40,557)	264,522
Financial investments available-for-sale	60,202		7,922	3,480	0	71,604
Accrued income and prepaid expenses	2,035		3,580	751	(515)	5,851
Investments in associates	61,064		3	0	(60,336)	732
Property and equipment	4,502		459	361	0	5,322
Goodwill and intangible assets	374		7,314	1,169	0	8,857
Deferred tax assets	5,389		2,475	477	0	8,341
Other assets	15,633		5,740	1,513	(3,700)	19,186

Total assets	1,152,064		237,441	336,206	(488,942)	1,236,770

Liabilities
Due to banks	65,036		44,495	604	(77,775)	32,361
Cash collateral on securities lent	17,433		25,191	7,908	(44,658)	5,873
Repurchase agreements	46,857		86,797	78,919	(107,359)	105,214
Trading portfolio liabilities	41,595		10,839	1,920	(3,593)	50,761
Negative replacement values	325,651		7,719	99,006	(102,944)	329,431
Cash collateral payables on derivative instruments	42,588		8,156	35,476	(32,510)	53,710
Financial liabilities designated at fair value	87,567		429	14,491	(10,237)	92,251
Due to customers	291,999		26,414	45,178	(40,557)	323,034
Accrued expenses and deferred income	4,303		2,130	708	(515)	6,626
Debt issued	119,360		349	7,813	(4,758)	122,765
Other liabilities	24,091		20,489	22,224	(3,700)	63,105

Total liabilities	1,066,480		233,008	314,248	(428,606)	1,185,130

Equity attributable to UBS shareholders	85,584		4,419	17,596	(60,335)	47,263

Equity attributable to non-controlling interests	0		14	4,363	0	4,377

Total equity	85,584		4,433	21,959	(60,335)	51,640

Total liabilities and equity	1,152,064		237,441	336,206	(488,942)	1,236,770

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Supplemental Guarantor Consolidating Balance Sheet

CHF million

	UBS AG		UBS Americas		Consolidating
As of 31 December, 2010	Parent Bank	[1]	Inc.	Subsidiaries	Entries	UBS Group

Assets
Cash and balances with central banks	26,372		69	498	0	26,939
Due from banks	30,941		5,038	68,198	(87,044)	17,133
Cash collateral on securities borrowed	39,315		61,314	9,572	(47,746)	62,454
Reverse repurchase agreements	130,977		53,203	85,331	(126,721)	142,790
Trading portfolio assets	108,678		22,853	37,652	(1,719)	167,463
Trading portfolio assets pledged as collateral	61,428		9,412	2,162	(11,649)	61,352
Positive replacement values	393,565		8,624	115,618	(116,661)	401,146
Cash collateral receivables on derivative instruments	42,940		5,010	23,861	(33,740)	38,071
Financial assets designated at fair value	4,778		4,788	8,850	(9,911)	8,504
Loans	258,378		37,828	12,778	(46,107)	262,877
Financial investments available-for-sale	59,269		11,647	3,853	0	74,768
Accrued income and prepaid expenses	1,450		3,612	942	(538)	5,466
Investments in associates	62,095		6	0	(61,311)	790
Property and equipment	4,493		614	360	0	5,467
Goodwill and intangible assets	448		8,150	1,224	0	9,822
Deferred tax assets	6,054		2,897	571	0	9,522
Other assets	18,504		5,938	1,914	(3,675)	22,681

Total assets	1,249,683		241,001	373,384	(546,822)	1,317,247

Liabilities
Due to banks	79,842		47,430	1,261	(87,044)	41,490
Cash collateral on securities lent	20,374		23,613	10,410	(47,746)	6,651
Repurchase agreements	40,713		79,920	80,883	(126,721)	74,796
Trading portfolio liabilities	45,191		13,433	1,215	(4,865)	54,975
Negative replacement values	383,892		8,667	117,863	(116,661)	393,762
Cash collateral payables on derivative instruments	45,024		10,543	37,097	(33,740)	58,924
Financial liabilities designated at fair value	94,864		295	18,457	(12,859)	100,756
Due to customers	301,976		29,266	47,166	(46,107)	332,301
Accrued expenses and deferred income	5,071		2,433	773	(538)	7,738
Debt issued	125,113		398	10,315	(5,555)	130,271
Other liabilities	23,286		20,580	23,529	(3,675)	63,719

Total liabilities	1,165,349		236,578	348,968	(485,511)	1,265,384

Equity attributable to UBS shareholders	84,334		4,408	19,388	(61,311)	46,820

Equity attributable to non-controlling interests	0		15	5,028	0	5,043

Total equity	84,334		4,423	24,416	(61,311)	51,863

Total liabilities and equity	1,249,683		241,001	373,384	(546,822)	1,317,247

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Supplemental Guarantor Consolidating Statement of Cash Flows

CHF million

	UBS AG	UBS Americas
For the six month-period ended 30 June 2011	Parent Bank [1]	Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(8,217)	(5,707)	8,940	(4,984)

Cash flow from / (used in) investing activities
Purchase of subsidiaries and associates	(6)	0	0	(6)
Disposal of subsidiaries and associates	32	0	0	32
Purchase of property and equipment	(389)	(37)	(40)	(466)
Disposal of property and equipment	39	84	2	125
Net (investment in) / divestment of financial investments available-for-sale	(5,138)	1,685	(1,071)	(4,523)

Net cash flow from / (used in) investing activities	(5,461)	1,732	(1,108)	(4,838)

Cash flow from / (used in) financing activities
Net money market papers issued / (repaid)	1,017	0	(2,392)	(1,376)
Net movements in treasury shares and own equity derivative activity	(1,216)	0	0	(1,216)
Issuance of long-term debt, including financial liabilities designated at fair value	32,486	176	3,100	35,762
Repayment of long-term debt, including financial liabilities designated at fair value	(35,249)	(8)	(5,832)	(41,088)
Increase in non-controlling interests	0	0	1	1
Dividends paid to / decrease in non-controlling interests	0	(2)	(691)	(693)
Net activity in investments in subsidiaries	389	(52)	(337)	0

Net cash flow from / (used in) financing activities	(2,573)	114	(6,151)	(8,609)
Effects of exchange rate differences	(2,760)	1,271	(2,234)	(3,722)

Net increase / (decrease) in cash and cash equivalents	(19,015)	(2,590)	(549)	(22,153)
Cash and cash equivalents at the beginning of the period	114,707	11,994	14,120	140,822

Cash and cash equivalents at the end of the period	95,692	9,404	13,572	118,668

Cash and cash equivalents comprise:
Cash and balances with central banks	11,659	1,351	563	13,574
Money market papers[2]	60,450	1,800	7,272	69,523
Due from banks with original maturity of less than three months	23,583	6,253	5,736	35,572

Total	95,692	9,404	13,572	118,668

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2 Money market papers are included in the balance sheet under “Trading portfolio assets”, “Trading portfolio assets pledged as collateral” and “Financial investments available-for-sale”. CHF 33,753 million were pledged as of 30 June 2011.

Supplemental Guarantor Consolidating Statement of Cash Flows

CHF million

	UBS AG	UBS Americas
For the six month-period ended 30 June 2010	Parent Bank [1]	Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	36,559	(1,400)	1,343	36,502

Cash flow from / (used in) investing activities
Purchase of subsidiaries and associates	(9)	0	0	(9)
Disposal of subsidiaries and associates	214	0	0	214
Purchase of property and equipment	(129)	(52)	(47)	(228)
Disposal of property and equipment	1	4	4	9
Net (investment in) / divestment of financial investments available-for-sale	(2,050)	1,276	(5,606)	(6,380)

Net cash flow from / (used in) investing activities	(1,974)	1,229	(5,648)	(6,393)

Cash flow from / (used in) financing activities
Net money market paper issued/ (repaid)	(2,041)	0	9,061	7,020
Net movements in treasury shares and own equity derivative activity	(1,098)	0	0	(1,098)
Capital issuance	(113)	0	0	(113)
Issuance of long-term debt, including financial liabilities designated at fair value	38,166	0	1,988	40,154
Repayment of long-term debt, including financial liabilities designated at fair value	(33,438)	(68)	(4,117)	(37,623)
Increase in non-controlling interests	0	2	2	5
Dividends paid to / decrease in non-controlling interests	0	0	(394)	(394)
Net activity in investments in subsidiaries	924	187	(1,110)	0

Net cash flow from / (used in) financing activities	2,400	121	5,431	7,951
Effects of exchange rate differences	(4,193)	(942)	(200)	(5,335)

Net increase / (decrease) in cash and cash equivalents	32,793	(996)	927	32,725
Cash and cash equivalents at the beginning of the period	123,580	5,238	36,154	164,973

Cash and cash equivalents at the end of the period	156,373	4,243	37,082	197,697

Cash and cash equivalents comprise:
Cash and balances with central banks	47,382	78	15,163	62,624
Money market papers[2]	75,082	2,667	10,847	88,596
Due from banks with original maturity of less than three months	33,909	1,498	11,071	46,478

Total	156,373	4,243	37,082	197,697

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2 Money market papers are included in the balance sheet under “Trading portfolio assets”, “Trading portfolio assets pledged as collateral” and “Financial investments available-for-sale”. CHF 46,432 million were pledged as of 30 June 2010.

Guarantee of other securities

USD billion, unless otherwise indicated		Outstanding on 30.6.11
Issuing Entity	Type of security	Date issued	Interest (%)	Amount

UBS Preferred Funding Trust IV	Floating rate noncumulative trust preferred securities	May 2003	one-month LIBOR + 0.7	0.3
UBS Preferred Funding Trust V	Trust preferred securities	May 2006	6.243	1.0

UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under the trust preferred securities guarantees are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2011, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,177 billion.

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Oswald J. Grübel
	Name:	Oswald J. Grübel
	Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil
	Name:	Tom Naratil
	Title:	Group Chief Financial Officer

Date: July 26, 2011